UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER

THE  SECURITIES EXCHANGE ACT OF 1934

For the Month of   January 2013

File No.   000-54598

Stellar Biotechnologies Inc.

(Name of Registrant)

332 E. Scott Street, Port Hueneme, CA 93041

 (Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F __X__

FORM 40-F  ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ___

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Stellar Biotechnologies Inc.

(Registrant)

Dated: February 18, 2013	By: /s/ "Darrell Brookstein" Darrell Brookstein Director

Exhibits:

99.1

Notice of Meeting

99.2

Management Information Circular

99.3

Insider Trading Policy

99.4

Form of Proxy

99.5

Voting Instruction Form

99.6

Financial Statement Request Form